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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Duncan-Williams, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Ave, Suite 300

	FIRM I.D. NO.

(No. and Street)

Memphis	TN	38138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reidf   (901) 260-6804

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – if individual, state last, first, middle name)

999 Shady Grove Road, Suite 400	Memphis	TN	38138
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan F. Williams _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Duncan-Williams, Inc. _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                            Signature

_____
                President
                                                              Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934



Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2008.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 12, 2021

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2020

Assets

Cash		$ 2,173,488
Cash segregated under federal regulations		100,000
Receivables from brokers or dealers and clearing organization		22,958,525
Securities owned, at fair value		36,420,573
Furniture, equipment and leasehold improvements, net and right of use asset		1,382,658
Other Assets:		
Accrued interest on securities owned	$ 79,308	
Commissions, claims and other receivables, net	6,888	
Deferred income taxes	39,100	
Other receivables and miscellaneous	741,962	867,258
		$ 63,902,502

Duncan-Williams, Inc.

Statement of Financial Condition (Continued)

December 31, 2020

Liabilities and Stockholders' Equity

Liabilities:

Securities sold, not yet purchased, at fair value		$ 26,588,060
Other Liabilities:		
Accounts payable	$ 241,624	
Operating lease obligations	1,355,380	
Accrued expenses and other	2,988,472	4,585,476
		31,173,536
Stockholders' Equity:		
Common stock:		
Authorized 1,000,000 shares,		
issued and outstanding 744,725 shares		
with par value of $10 a share		7,447,250
Additional paid-in capital		2,384,652
Retained earnings		22,897,064
		32,728,966
		$ 63,902,502

Duncan-Williams, Inc.

Notes to Financial Statement

December 31, 2020

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing LLC ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of futures contracts is recorded in receivable/payable to broker or dealer and clearing organization.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal, United States and agency obligations are recorded at fair value.

Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation.

Right of use asset

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in right-of-use ("ROU") asset and operating lease obligations in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Operating lease obligations represent the Company's contractual obligation to make lease payments over the lease term.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, Leasehold Improvements, and Right of Use Asset (continued)

Right of use asset (continued)

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize a ROU asset and obligation for leases with an initial term of twelve months or less.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2020.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2020.

6

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 12, 2021, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 investment securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency obligations	$ -	$ 31,091,192	$ -	$ 31,091,192
State and municipal obligations	-	5,141,391	175,000	5,316,391
Corporate bonds	-	11,050	-	11,050
Other securities	-	-	1,940	1,940
Total	$ -	$ 36,243,633	$ 176,940	$ 36,420,573
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 26,588,060	$ -	$ -	$ 26,588,060
Total	$ 26,588,060	$ -	$ -	$ 26,588,060

3. Fair Value Measurements (continued)

There were no changes during the year ended December 31, 2020, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.
The following is a reconciliation of beginning and ending balances for Level 3 assets and liabilities:

Fair value at January 1, 2020	$	177,357
Less payments received		-
Change in unrealized gains		(417)
Fair value at December 31, 2020	$	176,940

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

4. Cash and Securities Segregated under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $100,000 has been segregated in special accounts. There was no amount required to be on deposit at December 31, 2020.

5. Receivables from and Payables to Brokers or Dealers and Clearing Organiztion

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2020, consists of the following:

Receivables:		
Unsecured deposits and other with brokers or dealers	$	53,779
Unsecured deposits with clearing organizations		22,904,746
	$	22,958,525

6. Commission, Claims, Other Receivables

The Company records other receivables, which are comprised of former and current employee advances, at their estimated net realizable value. The Company charges interest rates ranging from 3.25% to 6.0% on outstanding notes receivable. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts. Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The allowance for doubtful accounts was $0 at December 31, 2020.

7. Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2020:

Computer hardware	$	403,656
Furniture and fixtures		893,364
Leasehold improvements		240,039
Office equipment		573,697
		2,110,756
Less: accumulated depreciation		(1,902,711)
Total property, equipment and leasehold improvements, net		208,045
Right of use asset (see Note 13)		1,174,613
Total	$	1,382,658

8. Bank loan

The Company established a $5,000,000 letter of credit with a bank in December 2016. The term has been extended to June 2021 with a requirement that it has a zero balance for a minimum of two months during the term (see Note 19).

9. Derivative Financial Instruments and Hedging Activities

The Company participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities.

10. Common Stock

On December 21, 2020 the Company converted its Class A stock from nonvoting to voting and cancelled its Class B voting stock.

11. Income Taxes

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities.

The components of the deferred tax asset consist of allowances and reserves.

12. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company matches employee contributions to the plan up to a maximum of $1,000 for each employee after six months of employment.

13. Leases

The Company leases office space and office equipment under various operating leases through December 2023,
Lease liability maturities consisted of the following at December 31, 2020:

2021	$	516,369
2022		482,574
2023		471,638
Total		1,470,581
Less interest		(115,201)
Total	$	1,355,380

As of December 31, 2020. The Company had no operating leases that have not yet commenced.

14. Commitments and Contingencies

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is
of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating
to such underwriting commitments that were open at December 31, 2020, and were subsequently settled had
no material effect on the financial statements as of that date. Open underwriting positions at December 31,
2020 were $220,000. The Company has open transactions that settle on future dates through its Pershing
clearing agreement on a fully disclosed basis. At December 31, 2020, buys with a contractual value of
$1,317,232,313 and sells of $1,292,125,527 were open.

15. Related Party Transactions

The Company has a shared services agreement with a related party whereby the Company provides regulatory,
advertising, data processing, and accounting services.

16. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities
transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and
interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with
repurchase agreements, margin may be required if market conditions are such as to indicate excessive
elements of risk in these transactions. The execution of substantially all purchases and sales of securities
requires the performance of another party to fulfill the transactions. In the event that the counterparty to the
transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the
prevailing market price, which may have an adverse effect.

16. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk (continued)

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020.

17. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $28,730,042 which was $28,480,042 in excess of its required net capital of $250,000. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .11 to 1 at December 31, 2020.

18. Annual Report of Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

19. Subsequent Event

On January 2021 the Company elected to be taxed under SubChapter S of the Internal Revenue Code effective January 1, 2021. The Company also cancelled its bank line of credit and terminated its 401(k) Retirement Savings Plan.

On February 1, 2021 the Company's Common Stock was acquired by South State Bank and the Company commenced operating as an operating subsidiary of the parent bank. As a part of the acquisition, the Bank contributed $50,000,000 as additional paid in capital into the Company.